FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of June 2022

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item              Description of Items

1.  Notice to the Market - Moody’s upgraded the corporate ratings of the Company and its wholly owned subsidiaries.

2.  Notice to the Market - Approved the adhesion to UN Global Compact’s Net-Zero Coalition.

3.  Cemig’s Code of Conduct.

4.  Notices to Shareholders - Interest on Equity - IOE and dividends payment.

5.  Notice to Shareholders - Declaration of Interest on Equity – IoE.

6.  Notice to the Market - MESA - Share Capital Increase.

7.  Notices to the Market - Board Member Resignation.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: June 22, 2022

1. Notice to the Market - Moody’s upgraded the corporate ratings of the Company and its wholly owned subsidiaries.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that the credit rating agency Moody’s Investors Service (“Moody’s”) upgraded the corporate ratings of the Company and its wholly owned subsidiaries Distribuição S.A. and Cemig Geração e Transmissão S.A., from “Ba3” to “Ba2”, with a stable outlook, on a global scale. The increase of one notch on the global scale equates the Company’s rating with Brazil’s sovereign risk.

In April 2022, Moody’s Local also upgraded the national credit rating to AA.br, reflecting stronger credit and liquidity metrics.

The recent rating upgrades given by the credit rating agencies show the recognition of the results obtained by Cemig in the past years, the significant improvement of its financial and operational indicators, and its risk management.

The Company reinforces its commitment to improving its liquidity and capital structure by extending its debt profile, strategically managing its liabilities and reducing its capital cost.

Belo Horizonte, May 18, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

2. Notice to the Market - Approved the adhesion to UN Global Compact’s Net-Zero Coalition.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, that the last meeting of Cemig's Board of Directors approved the adhesion to UN Global Compact’s Net-Zero Coalition.

Through this initiative, companies commit to taking more drastic and immediate actions to halve global emissions by 2030 and zero net greenhouse gas emissions by 2040.

Cemig is committed to two main goals: reducing the intensity of greenhouse gas emissions by 2030, aligned with the target limit recommended by climate science to limit global warming to 1.5°C above pre-industrial levels, and the ambition of zeroing net carbon emissions by 2040, in line with the Company's Strategic Planning, notably by increasing energy generated by renewable sources.

Through this commitment, Cemig shows that its actions are aligned with the goals set out in the Paris Agreement and the United Nations 2030 Agenda for Sustainable Development and contribute to reaching the sustainable energy transition.

Belo Horizonte, May 24, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

3. Cemig’s Code of Conduct.

CEMIG’S CODE OF CONDUCT

Review 2022

Contents

MESSAGE FROM THE BOARD OF DIRECTORS 2

APPLICABILITY 3

ETHICAL PRINCIPLES 3

i.	Health and Safety 3
ii.	Integrity and Compliance 3
iii.	Commitment to Clients 3
iv.	Respect, Diversity, Appreciation, and Recognition 3
v.	Sustainability 4
vi.	Governance, Transparency, and Commitment to Stakeholders 4

RULES OF CONDUCT 4

1.	Work Environment 4
a)	Management and professional performance 4
b)	Harassment and other discriminatory conducts 5
c)	Preservation and protection of the Company's brand and assets 5
d)	Conflicts of interest 5
e)	Prevention to fraud and corruption 6
f)	Accounting and financial information 7
g)	Information processing and personal data protection 7
h)	Internet, e-mail, and other means of communication 8
2.	Relationship with stakeholders 8
a)	With suppliers, contractors, and sub-contractors 9
b)	With society and clients 10
c)	With the media, market, and investors 10
d)	With government bodies and entities 11
e)	Between companies of the “Cemig Group” 11
f)	Defense of free competition 11

MANAGEMENT OF ETHICAL PROCESSES 12

i.	Whistleblowing Channel and Duty to Report 12
ii.	Cemig’s Ethics Committee 12
iii.	Guarantee of Non-Retaliation and Non-Identification 12
iv.	Disciplinary and Accountability Measures 13

1 of 13 Classification: Public

MESSAGE FROM THE BOARD OF DIRECTORS

Cemig respects ethical principles and is committed to disseminating them through this Code. We are aware of the importance of these principles and must use them in our activities to guide our professional conduct.

By doing so, we reinforce our purpose, mission, and values that guide our actions and behavior with our stakeholders.

Purpose: to transform lives with our energy.

Mission: to provide integrated solutions for clean and accessible energy to society, in an innovative, sustainable, and competitive way.

Values: respect for life, integrity, value generation, sustainability and social responsibility, commitment, and innovation.

The matters addressed herein are considered a priority. However, they certainly do not exhaust all circumstances that may exist. When interpreting any of the provisions in this Code of Conduct, we must seek the one that best reaffirms its existence, importance and application.

Ethical behavior is non-transferable and must be followed by each individual.

2 of 13 Classification: Public

APPLICABILITY

All employees of Cemig, Cemig GT, Cemig D and other wholly-owned subsidiaries must comply with this Code in the relationships that are established as a result of the Company's activities with all its interested parties.

It also serves as guidance for companies in which Cemig has a direct or indirect equity interest.

All contracts, agreements, and legal transactions signed with third parties must follow this Code of Conduct and third parties must respect and be guided by this Code in all activities carried out by on behalf of Cemig.

Employees refer to: administrators, fiscal councilors, members of statutory committees, employees, interns, and outsourced parties. Third parties refer to: contractors, subcontractors, and partners. Stakeholders refer to: clients, shareholders, investors, employees, suppliers, public authorities, and society in general.

ETHICAL PRINCIPLES

i.	Health and Safety

For Cemig, the Health and Safety of its employees and the population is a basic principle. In this sense:

√ We provide a safe working environment and conditions, in compliance with legislation and internal rules.

√ We seek solutions for situations that may put the safety of the workforce and population at risk.

√ We refuse to carry out activities that do not comply with current rules or that have unsafe conditions.

ii.	Integrity and Compliance

We require moral and ethical behavior from all our employees, in compliance with laws, regulations, this Code of Conduct, and all the Company’s internal rules.

iii.	Commitment to Clients

We are committed to serving all our clients with excellence and high quality services, quickly and effectively to meet their needs.

iv.	Respect, Diversity, Appreciation, and Recognition
3 of 13 Classification: Public

We respect and follow the principles of the Universal Declaration of Human Rights of the United Nations, the fundamental work standards of the ILO - International Labor Organization, and the UN Global Compact, to which Cemig is a signatory. We do not tolerate any abuse or violation of Human Rights, nor any forms of forced labor, child labor, moral or sexual harassment, and discrimination.

We guarantee all employees equal working conditions and treatment, without discrimination regarding personal appearance, physical or health condition, skin color, marital status, gender, age, language, nationality, political or other opinion, social origin, sexual orientation, race, religion, or any other condition that is not strictly linked to professional skills. We value and support diversity in our corporate environment.

v.	Sustainability

It is our duty to seek balance between environmental, social, and economic pillars to ensure the Company’s perpetuity. We are committed to economic, financial, regulatory, environmental, and social corporate sustainability when carrying out all our actions. We are aware of the Company's leading role in the different areas where it operates.

vi.	Governance, Transparency, and Commitment to Stakeholders

We adopt the best corporate governance practices (transparency, accountability, equality, and corporate responsibility) in relationships with our managers, employees, contractors, shareholders, investors, market analysts, auditors, clients, society, government, and regulatory and supervisory bodies.

RULES OF CONDUCT

1.	Workplace Environment

a)     Management and professional performance Our managers must:

√ Lead by example.

√ Promote a corporate culture with ethical, honest, and transparent behavior.

√ Guide employees in complying with all applicable regulations.

√ Act with independence and integrity, and watch over the interests of the companies belonging to the “Cemig Group”.

These attributions are part of the leadership role and delegating them dose not exempt from responsibility.

4 of 13 Classification: Public

All employees must:

√ Be aware of the risks to which they are exposed and carry out their activities in a preventive and responsible manner.

√ Act according to the highest levels of ethical and integrity standards described herein when carrying out their professional duties.

√ Comply with all applicable regulations.

√ Report suspected misconduct or non-compliance with legislation, regulation, internal rules, or this Code.

√ Receive training, at least once a year, on this Code of Conduct.

√ Disseminate and practice this Code on a daily basis.

b)     Harassment and other discriminatory conducts considered unacceptable:

× Sexual harassment, characterized by the embarrassment of any person through verbal, non-verbal, or physical insinuations that aim at obtaining sexual advantages or favors.

× Moral harassment or bullying, characterized by the exposure of any personal individual to embarrassing and humiliating situations during the exercise of their function, repeatedly and for extended periods.

× Any discriminatory conduct or action that exposes clients, employees or any person to embarrassing and humiliating situations.

c)	Preservation and protection of the Company's brand and assets

The Company's assets includes its brand, financial resources, fixed and movable assets, equipment, tools, supplies, facilities, systems, data, information, technology, documents, know-how, domains, patents, copyrights, and any other resources or assets intended to promote its activities.

Our employees are responsible for:

√ Defending and protecting our brand and intellectual property rights.

√ Using the institution's assets in a responsible and safe way.

d)	Conflicts of interest
5 of 13 Classification: Public

Conflict of Interest refers to the overlapping of private interests (financial, family, affective relationships, among others) with the interests of Cemig that can result in decisions and results that are harmful to the Company.

To avoid such situations, it is necessary that:

√ All decisions and professional activities are carried out in the Company’s sole interest.

√ All employees ensure their actions are based on integrity, transparency, and professionalism, to the extent that, under no circumstances, their actions are guided by personal interests that are harmful to the Company's interests.

We consider the following unacceptable:

× Corporate ties, personal or by means of a spouse, partner, or family members, with Cemig’s service and goods suppliers, partners, or competitors, if the position held by the employee has the power to influence decisions, transactions, or access to privileged information.

× Actions that favor relatives or use of influence to obtain undue personal advantages or to benefit third parties.

× An employee maintaining external private professional activities that conflict with the interests of Cemig, or carrying out such actions without notifying his/her immediate superior or collegiate body of which he/she is a member.

× Carrying out transactions for personal interest based on information from Cemig, or transactions that may harm the employee’s own functional responsibilities.

× Using Cemig's equipment or facilities for personal benefit (financial or any other type of advantage).

× Receiving or offering gifts and courtesies in situations that can be characterized as a conflict of interest.

e)	Prevention to fraud and corruption

We conduct our activities with integrity and transparency, therefore, we consider the following as unacceptable:

× Dishonest, unethical, immoral and fraudulent behavior that characterize abuse of trust, bad faith, or lack of assiduity.

× Fraudulent actions, misconducts, theft, money laundering, or concealment of assets, rights, and values.

We do not tolerate or condone any kind of corruption, either public or private. The employee is responsible for his/her actions and must not, when acting on behalf of Cemig:

× Promise, receive, pay, offer or give, directly or indirectly, any undue personal advantages or to benefit third parties, either public or private.

6 of 13 Classification: Public

× Receive any amounts from clients, in cash, when performing services.

× Prevent, disrupt or defraud bids, contracts or any related act.

× Unduly remove, or seek to remove, a bidder.

× Obtain undue advantage or reward for signing, modifying or extending a contract or contractual terms.

× Manipulate or defraud the economic-financial balance of contracts.

× Create difficulties in investigations or intervene in the actions carried out by inspection and control bodies, either internal or external.

f)	Accounting and financial information

Accounting and financial transactions carried out on behalf of Cemig must be properly recorded and must reflect its actual equity, financial and economic situation, pursuant to current rules and other applicable regulations.

We must:

√ Maintain standardized practices, processes, and systems to ensure all operations are approved and recorded in compliance with applicable financial, accounting and legislation standards.

√ Ensure equal access to accounting and financial information, in compliance with capital market regulations, both domestically and in countries where Cemig’s securities are traded.

√ Ensure the integrity of accounting and financial information.

g)	Information processing and personal data protection

All material information must be adequately classified in terms of level of confidentiality, in addition to being properly processed, documented and stored. We must:

√ Ensure adequate protection of the information we have access to.

√ Ensure the information is complete, correct, accurate, reliable, auditable, undergo periodic revisions, and have sufficient data for its correct understanding and consequences.

√ Adopt technical and administrative measures capable of protecting confidential information and personal data from unauthorized access and against destruction, leakage, loss, alteration, accidental or unlawful communication or disclosure.

√ Allow material information about Cemig to be widely and unrestrictedly disclosed, except for privileged information in which confidentiality is essential.

The Company's confidential information must not:

7 of 13 Classification: Public

× Be disclosed or distributed to any person, inside or outside Cemig, that has not been duly authorized by the responsible area to receive such information.

Regarding Protection of Personal Data, it is necessary to:

√ Respect the privacy of the holders of personal data.

√ Process personal data only when required and exclusively for legitimate, specific, explicit, and purposes that are informed to the holder.

√ Ensure the holders of personal data easy, free, and clear consultation on the form and use of personal data.

h)	Use of information technology equipment and services

Internet access and use of telephones, emails, software, hardware, pen drives, external disks, cloud storage, or any other type of media or electronic system are means made available by the Company strictly for professional use. All written information or those stored in electronic media belongs to Cemig and will be monitored.

Employees must:

√ Make responsible use of resources containing information and communication technology.

It is prohibited to:

× Cause or allow breaches to security or disruption of network communication.

× Reveal passwords and allow others to use it.

× Circulate or store messages with pejorative, pornographic, or discriminatory content on the Company's computers.

× Install programs without prior authorization from the information technology area.

× Disclose information owned by Cemig that has not been authorized.

× Spread fake news and rumors in the corporate environment.

× Access or extract, without proper authorization, information, processes, databases, methodologies, software, among others, for a purpose other than for the execution of professional activities.

2.	Relationship with stakeholders

Our relationship with stakeholders is based on clear and objective criteria, such as: quality, service, price, transparency, and sustainability, in addition to reliability and integrity. All employees must:

√ Build relationships of trust, integrity, and respect with all stakeholders.

8 of 13 Classification: Public

√ Take actions to strengthen Cemig's reputation as an honest, transparent, and impartial organization that maintains ethical values in the relationships with all parties.

√ Establish relationships with Institutions and people who, like Cemig, comply with current legislation and operate with honesty and integrity in all aspects.

√ Seek ethical and sustainable economic and financial gains for the Company, in addition to image gains.

√ Be committed to excellence in service to clients, suppliers and partners, valuing objectivity, competence, transparency, and integrity.

a)	With suppliers, contractors, and sub-contractors

In the relationship with suppliers, contractors, and subcontractors, we must commit to:

√ Selecting and hiring parties under equal conditions and in compliance with constitutional principles and current regulations.

√ Acting diligently in contract management, inspection, and accountability, as necessary, when non-compliance is identified.

√ Ensure the quality of these relationships, respect contracts, and act with transparency and integrity.

√ Be accompanied, whenever possible, by another employee when participating in professional meetings, gatherings, or similar.

√ Maintain confidentiality, as appropriate, regarding signed contracts, registrations, information, operations, and hired services.

√ Ensure Cemig's interests in the hiring process by monitoring and inspecting contracts.

The Company considers the following unacceptable:

× Maintain relationships with companies that are involved in corruption schemes, where there is a conflict of interest or violation of law.

× Hiring companies that use child labor, slave or slave-like labor, or that exercise any form of physical or moral coercion and discrimination, or that violate human rights.

In addition, with suppliers, contractors, and sub-contractors, we must also commit to:

× Provide access to all data, documents, and facilities related to activities for the “Cemig Group”, for audit and inspection purposes by internal and external control bodies.

9 of 13 Classification: Public

× Comply with the rules inherent to sustainable development, inspect actions by subcontractors, being directly and jointly responsible for their actions, under the terms of this Code of Conduct, that affect or may affect the “Cemig Group”, always respecting and disseminating these principles and guidelines.

× Respect competition ethics to not allow acts of market concentration, cartel formation, kickbacks, bribery, and coercion.

b)	With society and clients

We are committed to excellence in the services we provide and the relationships we maintain with our clients and society in general. We recognize our corporate responsibility and role as an active member of society. Therefore, it is indispensable to:

√ Relate with our clients respectfully and cordially, always seeking to improve the quality of services, respecting criteria and service deadlines.

√ Present reliable, accurate, transparent, objective and timely information, acting proactively to meet client needs and to seek solutions.

√ Offer guidelines on how to use energy in an environmentally appropriate, sustainable and responsible way.

√ Execute our activities while always considering possible positive and negative impacts on society.

√ Provide guidance to our clients and society regarding safety measures when dealing with the network, electrical installations, and energy conservation.

√ Provide guidance to our clients regarding the use of existing channels for complaints and claims.

√ Disseminate the good practices provided for in this Code of Conduct.

c)	With the media, market, and investors

We consider the population's right to be informed on matters of public interest to be legitimate, and we understand it is the media’s role is to gain access and disseminate this information. Therefore, we seek to provide information and respond to requests, as appropriate, and we use our right to not speak out on issues that are contrary to our interests and we maintain strategic information confidential.

Below are Cemig’s conduct criteria in its relations with the market and investors:

√ Only professionals appointed to act as spokespersons are authorized to speak on behalf of Cemig.

10 of 13 Classification: Public

√ Take accountability on the quality, security, and veracity of the information provided, in addition to opinions issued, respecting and not disclosing information that is strategic, confidential, under investigation, or outside your responsibilities and activities.

√ Do not provide comments, unless authorized by the competent area, with the knowledge of your direct superiors and always follow Cemig's guidelines.

d)	With government bodies and entities

We value integrity in our relationships with public bodies and government entities. We must:

√ Respond in a diligent, transparent, and timely manner to requests received, forwarding all documentation and inquiries that come from other public bodies or that must be sent to them.

√ Keep corporate decisions free from partisan or ideological preferences.

√ Respect the political participation and opinion of employees, on a personal basis. Such practices shall not represent Cemig's position, nor constitute as institutional support, even if indirectly.

It is unacceptable to:

× Take actions that aim at the private appropriation of public resources.

× Corrupt public officials and government officials.

e)	Between companies of the “Cemig Group”

Aiming to provide greater transparency and compliance in the relationships between the companies of the “Cemig Group”, it is fundamental that we:

√ Execute and act with transparency in all transactions carried out between the companies of the “Cemig Group”, complying with the best market practices and legal and regulatory standards.

√ Report any information from the companies of the “Cemig Group” to their parent companies in a timely manner, as requested.

f)	Defense of free competition

We are committed to the Defense of Free Competition and we must:

√ Ensure the opportunity to compete in a fair, honest, and balanced way.

√ Maintain respectful, cordial, and professional relationships with competitors. Therefore, we do not admit:

× Any contact with competing entities that is aimed at defrauding, preventing, restricting, or distorting free competition.

11 of 13 Classification: Public

MANAGEMENT OF ETHICAL PROCESSES

i.	Whistleblowing Channel and Duty to Report

Cemig encourages its clients, employees, contractors, subcontractors, and third parties in general to express their concerns in an open, transparent, and direct manner.

Any and all signs of misconduct, non-compliance with legal and regulatory rules, or with this Code and internal rules, must be reported to Cemig through our Whistleblowing Channel.

The justification of the complaint is essential for its investigation. Therefore, it is always important to provide as much detailed information as possible, indicating what happened, the names of the parties involved, when, where and how it happened, and if it the situation is still happening. The absence of objective facts and summarized or generic claims harm and delay the investigation, compromising the outcome.

Complaints may also be forwarded to any of Cemig’s managers. If an employee receives a complaint regarding non-compliance with this Code, he/she must immediately submit it to the Whistleblowing Channel.

Our Whistleblowing Channel is independent, respects anonymity, guarantees confidentiality and is available on Cemig's website and on its intranet. It is the permanent communication channel, both for the internal and external public, dedicated to receiving complaints and reports regarding ethical matters that are forwarded to Cemig's Ethics Committee.

ii.	Cemig’s Ethics Committee

Cemig's Ethics Committee is a permanent body, comprised of members of the management team and has the following minimum attributions:

√ Ensure the proper investigation of all complaints received and recommend the application of disciplinary measures, as necessary.

√ Investigate allegations of retaliation.

√ Answer ethical inquiries.

√ Coordinate actions to update this Code of Conduct.

iii.	Guarantee of Non-Retaliation and Non-Identification

Those who report non-compliance with laws, regulations, this Code, or internal rules have the right to remain anonymous during investigations, as well as not be retaliated against for using their right to report.

12 of 13 Classification: Public

The duty to not retaliate extends to everyone who has access to the report, who also have a duty to not spread any information related to it.

iv.	Disciplinary and Accountability Measures

Failure to comply with the Code of Conduct, policies, regulations, guidelines, principles, internal procedures, or current legislation can have serious consequences for the parties involved, the Company, its Management, and society in general.

After reports of misconducts have been filed, investigation processes must be initiated and, as necessary, disciplinary or punitive measures shall be applied to the responsible parties, always respecting the right to contradictory and full defense, with all means of evidence admitted by law.

When misconducts have been proved, measures shall be applied according to the seriousness of the acts, ranging from verbal or written warning, suspension, or more serious sanctions, such as: dismissal for justifiable cause; termination of employment contracts, services contracts or partnership agreements, among others; compensation for damages, as well as the notification of the facts to competent authorities, in which the responsible parties shall be liable to administrative, civil or criminal proceedings, as appropriate and based on the seriousness of the misconduct.

The identification of specific situations may result in corrective actions or improvement of existing normative instruments, training, among others.

The provisions of this Code must be strictly complied with in such a way that misconducts shall not be tolerated and all complaints received must be investigated in a timely manner, ensuring Cemig the ability to take adequate measures to protect its interests and assets, and the Company shall have the right to compensation in situations in which it was impacted.

13 of 13 Classification: Public

4. Notices to Shareholders - Interest on Equity - IOE and dividends payment.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

NOTICE TO SHAREHOLDERS

We hereby inform our shareholders that on June 30, 2022, CEMIG will pay the following proceeds:

a)	R$477,641 thousand, corresponding to R$0.28217513295 per common/preferred share, referring to the first installment of Interest on Equity - IOE (2021 fiscal year), with a 15% withholding income tax, except for shareholders exempt from said withholding, under the terms of the law in force.

According to the Notice to Shareholders of December 10, 2021, shareholders of record on December 21, 2021, will be entitled to such proceeds;

b)	R$505,628 thousand, corresponding to R$0.29870896368 per common/preferred share, referring to the first installment of dividends (2021 fiscal year).

According to the Notice to Shareholders of April 29, 2022, shareholders registered in the Record Book of Registered Shares on the date of the Annual/Extraordinary Shareholders' Meeting (AESM), that is, April 29, 2002, will be entitled to such proceeds.

We clarify that the payment of the proceeds per share considers the total shares before the bonus of 29.999999976%, approved at the Annual and Extraordinary Shareholders' Meeting of April 29, 2022, and credited on May 4, 2022, considering that such bonus shares are not entitled to the aforementioned proceeds.

Shareholders whose bank details are updated with the Custodian Bank of CEMIG's Registered Shares (Banco Itaú Unibanco S.A.) will have their credits automatically made on the first payment day. If a shareholder does not receive the aforementioned credit, he/she shall go to a branch of Banco Itaú Unibanco S.A. to update his/her registration data. The proceeds related to the shares held in custody by Companhia Brasileira de Liquidação e Custódia (CBLC) will be credited to that entity and the Depository Brokers will be responsible for transferring them to shareholders.

Belo Horizonte, June 15, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 Belo Horizonte - MG - Brasil - Fax (31)3506-5025 - Phone.: (31)3506-5024	Classification: Restricted Use

5. Notice to Shareholders - Declaration of Interest on Equity – IoE.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO SHAREHOLDERS

We hereby inform our shareholders that the Executive Board resolved on the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.	Gross Value: R$353,000,000.00 (three hundred and fifty-three million reais);

2.	Gross value per share: R$0.160416299 per share, to be paid with the mandatory minimum dividend referring to 2022, with a 15% withholding income tax, except for shareholders exempt from said withholding, under the law in force;

3.	Date “with rights”: shareholders of record on June 24, 2022, will be entitled to IoE;

4.	Date “ex-rights”: June 27, 2022;

5.	Payment date: Two (2) equal installments, the first by June 30, 2023, and the second by December 29, 2023.

Shareholders whose shares are not held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update.

Belo Horizonte, June 15, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

6. Notice to the Market - MESA - Share Capital Increase.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly held company and the wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, further to the notice disclosed by the Company to the market on May 2, 2022, that CEMIG did not exercise the preemptive right to the subscription of new shares issued as a result of the share capital increase of its affiliate Madeira Energia S.A. - MESA (“MESA”), the wholly-owned parent company of Santo Antônio Energia S.A. (“SAE”), as approved at MESA’s Extraordinary Shareholders’ Meeting (“ESM”)of April 29, 2022.

Accordingly, CEMIG GT's total interest, direct and indirect, held in MESA was reduced, after the approval of the capital increase, from 15.51% to 7.53% of the total capital. Such equity interest still does not include the effects of the judgment entered in the arbitration proceeding CAM-115/2018.

Belo Horizonte, June 20, 2022.

Dimas Costa

Incumbent Chief Financial and Investor Relations Officer

7. Notice to the Market - Board Member Resignation.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Company”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs, according to article 151 of Law 6,404/1976 and further amendments, that it received today the resignation letter of the Board member Marcelo Gasparino da Silva, appointed by the minority shareholder Fundo de Investimentos em Ações Dinâmica Energia - FIA Dinâmica, with effect as of July 1, 2022.

The Company would like to thank Mr. Marcelo Gasparino da Silva for his services.

Belo Horizonte, June 20, 2022.

Dimas Costa

Incumbent Chief Financial and Investor Relations Officer